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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)


   Golden State Bancorp (Formerly filed under CENFED Financial Corporation)
   ------------------------------------------------------------------------
                               (Name of Issuer)


                                 Common Stock
   ------------------------------------------------------------------------
                        (Title of Class of Securities)


                                  381197102
   ------------------------------------------------------------------------
                                (CUSIP Number)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [X] Rule 13d-1(b)
        [ ] Rule 13d-1(c)
        [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              Page 1 of 5 pages

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CUSIP No. 381197102                    13G

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Keefe Managers, Inc./ 13-3610107

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a) [ ]
                                                                        (b) [ ]

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES         5.   SOLE VOTING POWER
                              247,500*
 BENEFICIALLY

 OWNED BY EACH           6.   SHARED VOTING POWER
                              0
REPORTING PERSON

     WITH                7.   SOLE DISPOSITIVE POWER
                              247,500*


                         8.   SHARED DISPOSITIVE POWER
                              0


9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     247,500*


10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                     [ ]


11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     0.2%*


12.  TYPE OF REPORTING PERSON (See Instructions)

     IA, CO

                              Page 2 of 5 pages

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Item 1.  (a)      Name of Issuer:

                           Golden State Bancorp

         (b)      Address of Issuer's Principal Executive Offices:

                           135 Main Street
                           San Francisco, CA 94105

Item 2.  (a)      Name of Person Filing:

                           Keefe Managers, Inc.

         (b)      Address of Principal Business Office or, if none, Residence:

                           375 Park Avenue, 23rd Floor
                           New York, NY 10152

         (c)      Citizenship:

                           Delaware corporation

         (d)      Title of Class of Securities:

                           Common Stock

         (e)      CUSIP Number:

                           381197102

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

         (e)    |X|        Investment adviser in accordance with
                           Section 240.13d-1(b)(1)(ii)(E).

Item 4.  Ownership:

         (a)      Amount Beneficially Owned:                 247,500 *

         (b)      Percent of Class:         0.2% *

         (c)      Number of Shares as to which the person has:

                               Page 3 of 5 pages

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                  (i)   sole power to vote or direct the vote        247,500 *

                  (ii)  shared power to vote or direct the vote            0

                  (iii) sole power to dispose or direct the
                        disposition of                               247,500 *

                  (iv)  shared power to dispose or direct the disposition of  0


                           * Amounts do not include the 87,000 shares (0.07% of the outstanding) as to which Rainbow Managers, LLC, ("RM"), a Registered Investment Advisor and an affiliate of Keefe Managers, Inc., ("KMI"), has sole power to vote or direct the vote or to dispose or direct the disposition. KMI does not beneficially own such shares. Such shares were purchased by RM on behalf of its discretionary client in the ordinary course of business and not for the purpose of or with the effect of changing or influencing the control of the issuer, or in connection with or as a participant in any transaction having such purpose or effect.


Item 5.           Ownership of Five Percent or Less of a Class:

                           If this statement is being filed to report the fact
                  that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following |X|.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person:

                           Not Applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

                           Not Applicable

Item 8.           Identification and Classification of Members of the Group:

                           Not Applicable

Item 9.           Notice of Dissolution of Group:

                           Not Applicable

Item 10.          Certification

                              Page 4 of 5 pages

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                           By signing below I certify that, to the best of my
                           knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


Signature
                           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                               Keefe Managers, Inc.


                                               BY:   /s/ Harry V. Keefe, Jr.
                                                  -----------------------------
                                                     Harry V. Keefe, Jr.
                                                     Chairman

Date:              February 5, 1999



                               Page 5 of 5 pages